September 26, 2024

Audrey Taranto, Esq.
General Counsel
Enstar Group Limited
A.S. Cooper Building, 4th Floor
26 Reid Street
Hamilton HM11
Bermuda

       Re: Enstar Group Limited
           Schedule 13E-3 filed September 4, 2024
           File No. 005-83620
           Preliminary Proxy Statement on Schedule 14A filed September 4, 2024 001-33289
Dear Audrey Taranto Esq.:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed September 4, 2024
General

1.     Exchange Act Rule 13e-3(e)(1) requires filing persons to    disclose to
security holders of
       the class that is the subject of the transaction    the information
enumerated therein. Please
       revised the Schedule 13E-3, including the cover page field entitled Title of Class of
       Securities    to include the Series D and Series E Preferred Shares.
Please also provide all
       required disclosure with respect to the Series D and Series E Preferred Shares. A non-
       exhaustive list of required disclosure that does not appear to be provided for such classes includes the benefits and detriments to unaffiliated security holders (refer to Instruction 2 to Item 1013 of Regulation M-A) and discussion of the factors described in Instruction 2 to Item 1014 of Regulation M-A (or explanation of why each factor was not deemed
 September 26, 2024
Page 2

       material or relevant to the fairness determination). In discussing the factors described in
       Item 1014, please refer to comment 12 below .
2. We note the disclosure on pages 54, 69 and 72 that the Board, the Sixth Street Filing
       Parties and Buyer Parties and the CEO Filing Party each believe    that
the Mergers are fair
       to the [Company   s]    unaffiliated security holders,    [as defined]
in Rule 13e-3 under the
       Exchange Act.    Please supplement the disclosure to clarify that the
term    unaffiliated
       security holders    includes the unaffiliated security holders of the
ordinary shares, the
       Series D Preferred Shares and the Series E Preferred Shares.
3. In your response letter, please explain why each of Alan Waxman, Elk Parent Limited, and Stone Point Capital LLC are not an affiliate of the Company engaged directly or indirectly in the Rule 13e-3 transaction, and should not be listed as a signatory to the
       Schedule 13E-3 signature page and included as a filing person. For guidance, refer to
       Questions 101.02, 201.01, 201.05, and 201.06 of the Division of
Corporation Finance   s
       Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act
       Rule 13e-3 and Schedule 13E-3, available at
       http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further
       comment.
4.     Refer to the following disclosures:
           The first paragraph on page 39 that the Special Factors section does not purport to be
           complete . . . .
           The first full paragraph on page 62 and penultimate paragraph on page 66 that the
           summary    does not purport to be a complete description of the
financial analyses
           performed by Goldman Sachs . . . .
           The first paragraph on page 110 that the summary of the terms of the Merger
           Agreement    does not purport to be complete . . . .
       Please revise these and any similar statements to remove the implication that the summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.
5. Please explain the meaning of each defined term used in the Proxy Statement the first time that the defined term is used. For example, the defined term
AOCI,    which first
       appears on page 43, is not explained.
6.     Pages 8, 23, 73, 74, and 110 of the Proxy Statement refer to information made available
       to the holders of the Company   s outstanding notes    that    is also
expected to be provided
       to the holders of the Enstar Preferred Shares    after the consummation
of the
       Mergers. Please provide additional disclosure regarding such information.
7. We note the following statement in the second full paragraph on page 3 of the Schedule
       13E-3:    No Filing Person, including the Company, is responsible for the accuracy of any
       information supplied by any other Filing Person.    This statement is
inconsistent with the
       disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer for the entire filing except for the portions of the disclosure specifically provided by each filing person. Please revise.
8. We note that the registrant has requested confidential treatment for Exhibits (c)(iii) and
 September 26, 2024
Page 3

       (c)(vi) to the Schedule 13E-3. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the Proxy Statement.
Cautionary Statement Regarding Forward-Looking Statements, page 37

9. We note the disclosure on page 37 that the Proxy Statement contains certain forward-
       looking statements within the meaning of the Private Securities Litigation Reform Act of
       1995.    The provisions of the Private Securities Litigation Reform Act of 1995 are not
       available to statements made in connection with a going private transaction. Refer to
       Exchange Act Section 21E(b)(1)(E) and Question 117.05 of the Division of Corporation
       Finance   s Compliance and Disclosure Interpretations for Going Private
Transactions,
       Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please revise the
       Proxy Statement and refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.
Parties Involved in the Mergers, page 39

10. Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(b) of Regulation M-A for Elk Parent Limited and any
       other non-natural persons specified in General Instruction C to Schedule 13E-3.
Recommendation and Reasons for the Mergers, page 54

11. We note the statements throughout the Proxy Statement (e.g., on page 57) referring to the
       terms of the transaction as the product of    arm   s-length
negotiations.    Please delete all
       references to    arm   s length negotiations,    as such references are
inappropriate in a going-
       private transaction by affiliates.
12. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d)
       and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of
       Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section to include the factors described in paragraph (e) of
       Item 1014, as well as clause (ii) of Instruction 2 to Item 1014 or explain why such factors
       were not deemed material or relevant to the Board   s fairness
determination. If the
       procedural safeguard in Item 1014(e) was not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.
13. Refer to the preceding comment. We note that the CEO Filing Party has expressly adopted the analysis and resulting conclusions of the Board in addition to providing its
       own analyses. Please revise the section entitled    Position of the CEO
Filing Party       to
       include the factor described in clause (ii) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the CEO Filing Party s fairness determination.
Certain Effects of the Mergers for the Purchaser Filing Parties, page 74

14. Refer to the disclosure on page 75. Provide the disclosure described in Instruction 3 to
       Item 1013 of Regulation M-A for the Sixth Street Filing Parties, the Buyer Parties and the
       CEO Filing Party in terms of both dollar amounts and percentages. September 26, 2024
Page 4

Projections, page 80

15.    Disclosure on page 81 of the Proxy Statement indicates that    [t]he
Projections . . . were
       based on numerous variables and assumptions . . . .    Please revise to
disclose such
       assumptions and quantify them where practicable.
Interests of the Directors and Executive Officers of Enstar in the Mergers, page 84

16.    We note in footnote (2) on page 85 James D. Carey   s disclaimer of
beneficial ownership
          except to the extent of his pecuniary interest therein.    Similar
disclosure appears in
       footnote (18) on page 152. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.
Debt Financing, page 93

17.    Please revise this section to provide all the information described in
Item 1007(d)(1) and
       (2) to the extent not already disclosed.
Regulatory Approvals Required for the Mergers, page 99

18.    We note your disclosure on page 18 that    the Transactions cannot be
completed until the
       receipt of the approval of the Bermuda Monetary Authority.    Please
revise the disclosure
       in this section to provide a complete discussion of all regulatory approvals required, including the approval of the BMA, and the status of such approvals as of the most recent practicable date.
Proposal 2: The Second Bye-Law Amendment, page 108

19. We note the provided text of proposed bye-law 79 and that any dispute arising under the
       Bermuda Companies Act of 1981, as amended, will be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. Please revise your disclosure to clarify whether bye-law 79 would apply to actions arising under the Exchange Act or Securities
       Act. Based on your revisions, we may have additional comments.
Merger Consideration, page 112

20. Please clarify the calculation of the Total Cash Consideration, including whether any fractional New Ordinary Shares will be issued upon the First Effective Time, and provide disclosure with respect to how the parties will ensure that such calculations will result in each applicable Enstar Ordinary Share receiving $338 in cash.
Security Ownership of Certain Beneficial Owners and Management, page 150

21. We note the disclosure provided with respect to the Enstar Ordinary Shares. Please revise to provide the disclosure required by Item 6 of Schedule 14A with respect to the Series C
       Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares of the
       Company. Refer to clauses (a) through (e) of Item 6 of Schedule 14A and
Item 403 of
       Regulation S-K.
Where You Can Find More Information, page 164

22.    Note that Schedule 14A does not permit general    forward incorporation
  of documents to
       be filed in the future. The Proxy Statement may only incorporate by reference in the
 September 26, 2024
Page 5

       manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the Proxy Statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                           Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions
cc:   Ben Goodchild